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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended June 30, 2000

                      ------------------------------------

                             GT GROUP TELECOM INC.

                           Suite 700 - 20 Bay Street
                            Toronto, Ontario, Canada
                                    M5J 2N8
                                 (416) 848-2000
                    (Address of principal executive offices)

                      ------------------------------------

                [indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]
                            Form 20-F  X                Form 40-F  ___

              [indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]
                                 Yes  __                No  X

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

ITEM 1:

                             GT GROUP TELECOM INC.

              INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                    NINE MONTHS ENDED JUNE 30, 2000 AND 1999
                                  (UNAUDITED)

                        (thousands of Canadian dollars)

                             GT GROUP TELECOM INC.

                 INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

                        (thousands of Canadian dollars)

                                                                 JUNE 30,      SEPTEMBER 30,
                                                                   2000            1999
                                                                -----------    -------------
                                                                     $
                                                                (UNAUDITED)          $
ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................       526,231         59,851
Accounts receivable
  Trade.....................................................        32,799          1,192
  Other.....................................................         7,786          2,592
Prepaid expenses............................................         8,958            526
Inventory...................................................           201            545
                                                                 ---------        -------
                                                                   575,975         64,706
PREPAYMENTS ON PROPERTY, PLANT AND EQUIPMENT................       230,600             --
PROPERTY, PLANT AND EQUIPMENT...............................       778,926         73,817
LONG-TERM INVESTMENT........................................        43,238             --
GOODWILL AND OTHER ASSETS...................................       199,710          1,291
                                                                 ---------        -------
                                                                 1,828,449        139,814
                                                                 ---------        -------
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities....................        88,485         14,926
Unearned revenue............................................         1,325            656
Current portion of long-term debt...........................         1,204          1,253
                                                                 ---------        -------
                                                                    91,014         16,835
LONG-TERM UNEARNED REVENUE..................................         1,080          1,494
LONG-TERM DEBT..............................................       853,123         47,557
                                                                 ---------        -------
                                                                   945,217         65,886
SHAREHOLDERS' EQUITY
SHARE CAPITAL AND OTHER EQUITY ITEMS (note 3)...............       971,468         87,010
DEFICIT.....................................................       (88,236)       (13,082)
                                                                 ---------        -------
                                                                   883,232         73,928
                                                                 ---------        -------
                                                                 1,828,449        139,814
                                                                 =========        =======
SUBSEQUENT EVENTS (note 7)

    The accompanying notes form an integral part of these interim condensed consolidated financial statements.

                             GT GROUP TELECOM INC.

      INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                                  (UNAUDITED)

         (thousands of Canadian dollars, except for per share amounts)

                                                       THREE MONTHS ENDED     NINE MONTHS ENDED
                                                            JUNE 30,               JUNE 30,
                                                       -------------------    ------------------
                                                         2000       1999        2000       1999
                                                       --------    -------    --------    ------
                                                          $           $          $          $
REVENUE............................................     25,558        558       41,084     1,432
COST OF SALES......................................     17,415        290       30,106       851
                                                       -------     ------     --------    ------
                                                         8,143        268       10,978       581
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.......     30,984      2,179       62,058     5,432
                                                       -------     ------     --------    ------
                                                       (22,841)    (1,911)     (51,080)   (4,851)
AMORTIZATION.......................................     15,447        389       22,814       664
INTEREST AND FINANCING CHARGES, NET................     14,488       (305)      27,866      (241)
                                                       -------     ------     --------    ------
LOSS BEFORE INCOME TAXES...........................    (52,776)    (1,995)    (101,760)   (5,274)
RECOVERY OF FUTURE INCOME TAXES....................    (26,995)        --      (26,606)       --
                                                       -------     ------     --------    ------
LOSS FOR THE PERIOD................................    (25,781)    (1,995)     (75,154)   (5,274)
DEFICIT -- BEGINNING OF PERIOD.....................    (62,455)    (6,394)     (13,082)   (3,115)
                                                       -------     ------     --------    ------
DEFICIT -- END OF PERIOD...........................    (88,236)    (8,389)     (88,236)   (8,389)
                                                       =======     ======     ========    ======
LOSS PER SHARE (note 4)............................      (0.22)     (0.10)       (1.24)    (0.32)
                                                       =======     ======     ========    ======

    The accompanying notes form an integral part of these interim condensed consolidated financial statements.

                             GT GROUP TELECOM INC.

            INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                        (thousands of Canadian dollars)

                                                                 NINE MONTHS ENDED
                                                                     JUNE 30,
                                                                -------------------
                                                                  2000        1999
                                                                ---------    ------
                                                                    $          $
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Loss for the period.........................................      (75,154)   (5,274)
Items not affecting cash
  Amortization..............................................       22,814       664
  Non-cash interest expense.................................       41,676        --
  Shares issued for interest on long-term debt..............           --       171
  Recovery of future income taxes...........................      (26,606)       --
                                                                ---------    ------
                                                                  (37,270)   (4,439)
                                                                ---------    ------
Changes in non-cash working capital items
  Increase in accounts receivable...........................      (36,537)   (1,535)
  Increase in prepaid expenses..............................       (8,227)     (520)
  Decrease in inventory.....................................          343        --
  Increase in accounts payable and accrued liabilities......       29,626     2,162
  Increase in unearned revenue..............................          257     2,238
                                                                ---------    ------
                                                                  (14,538)    2,345
                                                                ---------    ------
Cash used in operating activities...........................      (51,808)   (2,094)
                                                                ---------    ------
FINANCING ACTIVITIES
Issuance of shares..........................................      396,036    42,718
Proceeds from long-term debt, net...........................      690,583     4,426
Proceeds from issuance of warrants..........................       58,775        --
Issuance of loans to officers...............................       (3,808)       --
                                                                ---------    ------
                                                                1,141,586    47,144
                                                                ---------    ------
INVESTING ACTIVITIES
Purchases of property, plant and equipment..................      (92,528)   (8,883)
Purchase of long-term investment............................      (43,238)       --
Increase in other assets....................................      (56,922)     (548)
Business acquisitions.......................................     (430,710)       --
                                                                ---------    ------
                                                                 (623,398)   (9,431)
                                                                ---------    ------
INCREASE IN CASH AND CASH EQUIVALENTS.......................      466,380    35,619
CASH AND CASH EQUIVALENTS -- BEGINNING OF PERIOD............       59,851     2,476
                                                                ---------    ------
CASH AND CASH EQUIVALENTS -- END OF PERIOD..................      526,231    38,095
                                                                =========    ======

Additional cash flow disclosures (note 5)

    The accompanying notes form an integral part of these interim condensed consolidated financial statements.

                             GT GROUP TELECOM INC.

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                             JUNE 30, 2000 AND 1999

                        (thousands of Canadian dollars)

1   OPERATIONS AND BASIS OF PRESENTATION

     The company markets and sells telecommunications services and related products over fiber optic infrastructure to small and medium-sized businesses in Canada. The company also uses Digital Subscriber Lines (DSL) and fixed wireless technology to extend the reach of its network. The company provides data, internet applications and voice services and derives revenue from network usage and access, equipment sales, co-location and consulting services and certain fiber optic leases.

     The company's principal operations effectively began in the last quarter of fiscal 1999, when its Vancouver telecommunication networks and facilities were put into commercial service to provide customers with integrated services. In fiscal 1999, the company also completed various agreements with respect to financing and started developing telecommunication networks and facilities under a national expansion strategy.

     The company is a national facilities based provider of high-speed data, internet application and voice services comprising a single operating segment. Substantially all of the company's assets are located in Canada and revenue is derived from services provided in Canada.

     These condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada which, in the case of the company, conform in all material respects with those in the United States, except as outlined in note 8.

     The information presented as at and for the interim periods ended June 30, 2000 and 1999 are unaudited. These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

     These condensed consolidated financial statements should be read in conjunction with the company's consolidated financial statements for the years ended September 30, 1999, 1998 and 1997. The results of operations for the nine months ended June 30, 2000 are not necessarily indicative of the results to be expected for the year ending September 30, 2000.

2   SIGNIFICANT TRANSACTIONS

     (a) Pursuant to an offering circular and purchase agreement which closed on February 1, 2000, the company issued 855,000 units, consisting of US$855 million (issued at a price of 52.651%) of 13.25% Senior Discount Notes due 2010 and 855,000 Warrants to Purchase 4,198,563 Class B non-voting shares. Gross proceeds amounted to US$450 million, equivalent to approximately Cdn $651 million. Expenses related to the offering amounted to approximately $20 million. Of the total proceeds amounting to $651 million, $592 million was allocated to the Senior Discount Notes and $59 million was allocated to the share purchase warrants.

     (b) On December 22, 1999, the company entered into an asset purchase and subscription agreement with Shaw Communications Inc. ("Shaw Communications") and Shaw FiberLink Ltd. ("Shaw FiberLink"). This transaction closed on February 16, 2000. Under the purchase agreement, the company purchased from Shaw FiberLink all of the property and assets of Shaw FiberLink used in connection with the high-speed data and competitive access business. The assets purchased include equipment, computer hardware, fixed assets, replacement parts, operational contracts, equipment contracts, supply contracts, interconnect agreements, co-location agreements, customer contracts, software licences, broadband wireless licences, vehicles, intellectual property, permits, goodwill and

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)
                             JUNE 30, 2000 AND 1999

                        (thousands of Canadian dollars)

        certain other fiber assets. The company and Shaw FiberLink also entered into an indefeasible right to use agreement ("indefeasible right to use") which grants the company an indefeasible right to use certain specifically identified existing fibers in the fiber optic cable networks of Shaw Communications for 60 years. In addition, the company will receive an indefeasible right to use fibers to be built over the next three years in mutually agreed regions. The company will also assume certain obligations related to permits, operational contracts, customer contracts, software licences and certain other obligations.

        The purchase consideration of $760 million consisted of $360 million in cash and 29,096,097 series B first preference shares of the company to provide Shaw Communications with a 27.1% fully diluted interest in the company at the date of the acquisition. The fair value of these shares was determined to be $400 million. Acquisition costs amounted to $12 million.

        Details of the assets and liabilities acquired at their fair value are as follows:

                                                                            $
                                                                         -------
         Indefeasible Right to Use Agreement
           Property, plant and equipment representing indefeasible
              rights to use constructed fibers.......................    329,000
           Prepayment for indefeasible rights to use fibers to be
              constructed............................................    223,000
         Shaw FiberLink acquisition
           Property, plant and equipment.............................    100,000
           Licence rights............................................     13,800
           Non-competition agreement.................................     15,000
           Goodwill..................................................    119,400
           Future income taxes.......................................    (28,200)
                                                                         -------
                                                                         772,000
                                                                         =======

        The prepayment of $223 million on property, plant and equipment represents the prepayment of an indefeasible right to use certain fibers to be built by Shaw Communications over the next three years.

        Included in property, plant and equipment is an amount of $22 million for an indefeasible right to use certain existing fibers located in New Brunswick, Canada commencing in 2003.

        Upon completion of the Initial Public Offering on March 15, 2000 (note 2(c)), the series B first preference shares issued to Shaw Communications were automatically converted into Class A voting shares of the company on a one-for-one basis.

    (c) Pursuant to an Initial Public Offering which closed on March 15, 2000, the company issued 18,000,000 Class B non-voting shares for aggregate cash proceeds of US$232.9 million, net of US$19.1 million in underwriting commissions and expenses of the offering. In addition, the underwriters exercised their option to purchase an additional 2,700,000 Class B non-voting shares for net proceeds of US$35.2 million to the company. Aggregate net proceeds of the Initial Public Offering amounted to $391.7 million expressed in Canadian dollars.

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)
                             JUNE 30, 2000 AND 1999

                        (thousands of Canadian dollars)

        Upon completion of the Initial Public Offering, 42,500,002 series A first preference shares were automatically converted into 31,500,000 Class A voting shares and 11,000,002 Class B non-voting shares on a one-for-one basis.

   (d) On March 27, 2000, the company entered into an asset purchase agreement with Moffat Communications Limited ("Moffat Communications"). This transaction closed on April 27, 2000. Under the purchase agreement, the company purchased from Moffat Communications all the property and assets used as a competitive access provider. The assets purchased include equipment, operational contracts, customer contracts, software licences, intellectual property, permits and certain other assets. The company and Moffat Communications also entered into an indefeasible right to use agreement ("indefeasible right to use") which granted the company an indefeasible right to use certain specifically identified existing fibers in the fiber optic cable networks of Moffat Communications for 30 years. In addition, the company will receive an infeasible right to use fibers to be built over the next three years in mutually agreed upon regions. The company also assumed certain liabilities related to permits, operational contracts, customer contracts, software licences and certain other obligations.

        The purchase consideration consisted of $68 million in cash and the rights to acquire 1,667,000 Class B non-voting shares of the company. At April 27, 2000, the closing date of this transaction, these shares had an aggregate value of approximately $32 million. At June 30, 2000, these shares remain unissued. Acquisition costs are estimated to be $3 million.

        Details of the assets and liabilities acquired at their fair value are as follows:

                                                                            $
                                                                         -------
         Indefeasible Right to Use Agreement
           Property, plant and equipment representing indefeasible
              rights to use constructed fibers.......................     88,359
           Prepayment for indefeasible rights to use fibers to be
              constructed............................................      7,600
         Moffat Communications asset purchase
           Property, plant and equipment.............................      7,397
                                                                         -------
                                                                         103,356
                                                                         =======

        The prepayment of $7.6 million on property, plant and equipment represents the prepayment of an indefeasible right to use certain fibers to be built by Moffat Communications over the next three years.

   (e) On May 24, 2000, the company completed a multiple element agreement with 360networks Inc. Pursuant to this transaction, the company:

        (i) purchased certain dark fibers to be constructed along Canadian route paths for $137 million. Of this amount, $32 million was paid in the quarter ended June 30, 2000 which is included in property, plant and equipment. The balance will be paid over the next 3 years; and

        (ii) purchased an indefeasible right to use certain dark fibers to be constructed along United States route paths for $140 million. In addition, the company acquired fiber optic capacity along a diverse route in Canada and the United States under a long-term lease arrangement giving the company exclusive telecommunication rights on certain specific

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)
                             JUNE 30, 2000 AND 1999

                        (thousands of Canadian dollars)

             wavelengths and acquired options to purchase additional wavelengths on similar terms. Assets and obligations under these arrangements, which will be accounted for as capital leases over 20 years commencing in 2001, amount to approximately $85 million.

        On April 12, 2000, the company purchased a less than 1% equity interest in 360networks Inc. for $43 million in cash. The market value of the investment at June 30, 2000 is $60 million.

3   SHARE CAPITAL AND OTHER EQUITY ITEMS

     SHARE CAPITAL

     Authorized

        Common shares

             Unlimited number of convertible Class A voting and Class B non-voting common shares without par value

        Preferred

             50,000,000 Series A, convertible first preference shares without par value

             100,000,000 Series B, convertible first preference shares without par value

                                                                       JUNE 30,    SEPTEMBER 30,
                                                                         2000          1999
                                                                       --------    -------------
                                                                          $              $
         Common shares issued
           79,511,351 (September 30, 1999 -- 18,261,149)
              Class A voting shares..................................  463,246        12,573
           37,698,571 (September 30, 1999 -- 4,148,569)
              Class B non-voting shares..............................  420,696         5,026
         Preferred shares issued
           Nil (September 30, 1999 -- 41,500,002) Series A, first
              preference shares......................................       --        67,281
                                                                       -------        ------
                                                                       883,942        84,880
         Shares to be issued (note 2(d)).............................   32,303         1,875
                                                                       -------        ------
                                                                       916,245        86,755
         Warrants (note 2(a))........................................   58,776            --
         Additional paid-in capital..................................      255           255
         Loans to officers...........................................   (3,808)           --
                                                                       -------        ------
                                                                       971,468        87,010
                                                                       =======        ======

4   LOSS PER SHARE

     Loss per share has been calculated using the weighted average number of common shares outstanding for the periods presented. The weighted average number of common shares for the three months ended June 30, 2000 amounted to 118,375,924; 1999 -- 19,375,508 (nine months ended June 30, 2000 --
     60,395,353; 1999 -- 16,743,424) shares.

     Fully diluted loss per share has not been disclosed as it would be anti-dilutive.

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)
                             JUNE 30, 2000 AND 1999

                        (thousands of Canadian dollars)

5   ADDITIONAL CASH FLOW DISCLOSURES

     NON-CASH TRANSACTIONS

     Purchases of property, plant and equipment of $101 million for the nine months ended June 30, 2000 (nine months ended June 30, 1999 -- $12 million) and purchases of other assets of $9 million at June 30, 2000 (nine months ended June 30, 1999 -- $nil) were financed through long-term debt, notes payable and through accounts payable and accrued liabilities. Accordingly, these transactions are not reflected in the statements of cash flows.

6   RELATED PARTY TRANSACTIONS

     During the three months ended June 30, 2000, the company earned $6 million (1999 -- $nil) of revenues and incurred $1 million (1999 -- $nil) of administrative expenses in respect of transitional processing fees on the Shaw FiberLink operations from a minority shareholder. The company has also engaged this related company to process certain cash disbursements on its behalf. Included in accounts receivable is $12 million (1999 -- $nil) receivable from this customer, $6 million of which relates to balances acquired upon the company's acquisition of Shaw FiberLink. Included in accounts payable and accrued liabilities is $2 million (1999 -- $nil) payable as at June 30, 2000 to this related company.

7   SUBSEQUENT EVENT

     On July 13, 2000, the company entered into an asset purchase agreement with Cable Atlantic Inc. ("Cable Atlantic"). This transaction closed on July 21, 2000. Under the purchase agreement, the company purchased from Cable Atlantic all the property and assets used in connection with the fiber optic business telecom operations. The assets purchased include property, plant and equipment and specifically identified existing fibers in the fiber optic cable networks of Cable Atlantic.

     The purchase consideration consisted of $15 million in cash and the rights to acquire 1,740,196 Class B non-voting shares of the company. The aggregate fair value of the assets purchased is estimated to be $57 million. Acquisition costs are estimated to be $2 million.

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)
                             JUNE 30, 2000 AND 1999

                        (thousands of Canadian dollars)

8   RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
    STATES

     The company's condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which, in the case of the company conform in all material respects with GAAP in the United States of America, except as outlined below:

   (A)  NET LOSS AND SHAREHOLDERS' EQUITY

        The following summary sets out the adjustments to the company's loss and shareholders' equity, which would be made to conform to U.S. GAAP:

                                                        THREE MONTHS ENDED     NINE MONTHS ENDED
                                                             JUNE 30,              JUNE 30,
                                                        -------------------    -----------------
                                                          2000       1999       2000       1999
                                                        --------    -------    -------    ------
                                                           $           $          $         $
         Loss for the period in accordance with
           Canadian GAAP..............................  (25,781)    (1,995)    (75,154)   (5,274)
         Impact of U.S. accounting principles
           Amortization of purchase price adjustment
              (c).....................................     (230)        --        (230)       --
           Deferred charges...........................       --        (75)        (15)     (226)
           Stock based compensation (d)...............   (3,801)        --      (7,610)       --
           Deferred foreign exchange (e)..............   (5,993)        --       2,617        --
                                                        -------     ------     -------    ------
         Net loss in accordance with U.S. GAAP........  (35,805)    (2,070)    (89,392)   (5,500)
           Unrealized gains on securities net of tax
              (f).....................................   12,100         --      12,100        --
                                                        -------     ------     -------    ------
         Comprehensive loss in accordance with U.S.
           GAAP.......................................  (23,705)    (2,070)    (68,292)   (5,500)
                                                        =======     ======     =======    ======
         Net loss per share in accordance with U.S.
           GAAP.......................................    (0.30)     (0.11)      (1.48)    (0.33)
                                                        =======     ======     =======    ======

        The reconciliation of shareholders' equity from Canadian to U.S. GAAP is as follows:

                                                                                 AS AT
                                                                       -------------------------
                                                                       JUNE 30,    SEPTEMBER 30,
                                                                         2000          1999
                                                                       --------    -------------
                                                                                         $
                                                                          $          (AUDITED)
         Shareholders' equity in accordance with Canadian GAAP.......  883,232        73,928
         Purchase price adjustment, net of amortization of $230
           (c).......................................................   17,424            --
         Deferred charges............................................     (417)         (402)
         Cumulative stock-based compensation expense (d).............   (7,925)       (1,118)
         Deferred stock based compensation expense...................  (38,387)         (287)
         Net change in stock options.................................   46,312         1,405
         Deferred foreign exchange (e)...............................    2,605           (12)
         Other comprehensive income (f)..............................   12,100            --
                                                                       -------        ------
         Shareholders' equity in accordance with U.S. GAAP...........  914,944        73,514
                                                                       =======        ======

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)
                             JUNE 30, 2000 AND 1999

                        (thousands of Canadian dollars)

   (B)  CONDENSED CONSOLIDATED BALANCE SHEETS

        The following table indicates the restated amounts for the items in the consolidated balance sheets of the company that would be affected had the financial statements been prepared in accordance with U.S. GAAP:

                                                                                 AS AT
                                                                       -------------------------
                                                                       JUNE 30,    SEPTEMBER 30,
                                                                         2000          1999
                                                                       --------    -------------
                                                                                         $
                                                                          $          (AUDITED)
         Property, plant and equipment...............................  782,315         73,817
         Long-term investment........................................   60,636             --
         Deferred income taxes payable...............................    5,298             --
         Goodwill and other assets...................................  208,573            877
         Deferred stock-based compensation expense (c)...............  (38,387)          (287)
         Share capital...............................................  989,588         85,480
         Additional paid-in capital..................................      337            337
         Stock options outstanding (c)...............................   46,312            723
         Cumulative other comprehensive income.......................   12,100             --
         Deficit.....................................................  (95,006)       (14,614)

   (C)  PURCHASE PRICE ADJUSTMENT

        For U.S. GAAP, the company has recorded the purchase price of the assets acquired from Moffat Communications (Note 2 (d)), based on the fair value of consideration agreed to on March 27, 2000, when the company entered into an asset purchase agreement. The purchase consideration consisted of $68 million cash and the rights to acquire 1,667,000 Class B non-voting shares of the company, which had an aggregate value of approximately $50 million at March 27, 2000. For U.S. GAAP purposes, details of assets and liabilities acquired at their fair value are as follows:

                                                                            $
                                                                         -------
         Indefeasible Right to Use Agreement
           Property, plant and equipment representing indefeasible
              rights to use constructed fibers.......................     91,748
           Prepayment for indefeasible rights to use fibers to be
              constructed............................................      7,600
         Moffat Communications acquisition
           Property, plant and equipment.............................      7,397
           Non-competition agreement.................................      2,360
           Goodwill..................................................     11,905
                                                                         -------
                                                                         121,010
                                                                         =======

        For Canadian GAAP, the fair value of the shares to be issued as partial consideration of the purchase price has been determined based on the average stock price on April 27, 2000, the date the transaction closed.

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)
                             JUNE 30, 2000 AND 1999

                        (thousands of Canadian dollars)

   (D)  STOCK-BASED COMPENSATION

        For U.S. GAAP, the company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". This method recognizes compensation cost as the amount by which the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. For Canadian GAAP, stock-based compensation expense is not recorded in the accounts of the company.

     Had the company determined compensation costs based on fair value at the date of grant for its awards under a method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" the company's loss and loss per share would be as follows:

                                                            THREE MONTHS ENDED    NINE MONTHS ENDED
                                                              JUNE 30, 2000         JUNE 30, 2000
                                                            ------------------    -----------------
                                                                    $                     $
    Loss in accordance with U.S. GAAP.....................       (35,805)              (89,392)
    Additional compensation expense.......................          (678)               (1,148)
                                                                 -------               -------
    Pro forma net loss....................................       (36,483)              (90,540)
                                                                 =======               =======
    Pro forma loss per share..............................         (0.31)                (1.50)
                                                                 =======               =======

     The pro-forma compensation expense reflected above has been estimated using the Black Scholes option-pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of between 4.10% - 6.41%; (ii) expected volatility of ranging between nil - 65%; (iii) expected dividend yield of nil; and (iv) an estimated average life of ranging from 2.67 - 3 years.

     A summary of stock options outstanding at June 30, 2000 is set out below:

                         OUTSTANDING STOCK OPTIONS             EXERCISABLE STOCK OPTIONS
               ---------------------------------------------   --------------------------
                              WEIGHTED-
                               AVERAGE          WEIGHTED-                    WEIGHTED-
    EXERCISE                  REMAINING          AVERAGE                      AVERAGE
     PRICE      NUMBER     CONTRACTUAL LIFE   EXERCISE PRICE    NUMBER     EXERCISE PRICE
    --------   ---------   ----------------   --------------   ---------   --------------
       $                                            $                            $
      0.50        97,827      0.54 years           0.50           97,827        0.50
      1.00        37,500      0.33 years           1.00           37,500        1.00
      1.25       887,933      2.84 years           1.25          709,060        1.25
      1.50     1,064,056      3.92 years           1.50          718,167        1.50
      1.875      373,505      3.29 years           1.875         247,561        1.875
      3.00     2,056,221      4.18 years           3.00          429,860        3.00
      8.00     1,932,421      4.63 years           8.00          241,265        8.00
     20.40       367,864      4.83 years          20.40           32,252       20.40
               ---------      ----------         -------       ---------      -------
               6,817,327      4.00 years         $ 4.79        2,513,492      $ 2.54
               =========      ==========         =======       =========      =======

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)
                             JUNE 30, 2000 AND 1999

                        (thousands of Canadian dollars)

 (E) DEFERRED FOREIGN EXCHANGE

     U.S. GAAP requires immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life whereas Canadian GAAP requires that these unrealized gains and losses be deferred and amortized over the remaining term of the long-term monetary items.

 (F) UNREALIZED GAIN ON SECURITIES

     Under U.S. GAAP, portfolio investments which are considered to be "available for sale" securities are measured at market value, with the unrealized gains and losses included in comprehensive income/loss. Under Canadian GAAP, the company's long-term investment is recorded at cost. The concept of comprehensive income/loss does not exist under Canadian GAAP.

 (G) RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes methods of accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. The statement requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The company is not required to adopt this statement until its fiscal year ended September 30, 2001. The company is currently evaluating the effect that implementation will have on its results of operations and financial position.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 on Revenue Recognition. The company is not required to adopt any associated effects until the commencement of its fiscal year ending September 30, 2001. The company has not yet quantified the impact of implementing the Bulletin, if any.

                             GT GROUP TELECOM INC.

            SUPPLEMENTAL INFORMATION TO INTERIM FINANCIAL STATEMENTS
                                  (UNAUDITED)

                        (thousands of Canadian dollars)

                                                           JUNE 30,     MARCH 31,    DECEMBER 31,
                                                             2000         2000           1999
                                                           ---------    ---------    ------------
                                                               $            $             $
ASSETS
CURRENT ASSETS
Cash and cash equivalents................................    526,231      732,053       29,348
Accounts receivable
  Trade..................................................     32,799       12,801        1,922
  Other..................................................      7,786        2,456        3,858
Prepaid expenses.........................................      8,958        5,227        2,074
Inventory................................................        201          201          545
                                                           ---------    ---------      -------
                                                             575,975      752,738       37,747
PREPAYMENT ON PROPERTY, PLANT AND EQUIPMENT..............    230,600      223,000           --
PROPERTY, PLANT AND EQUIPMENT............................    778,926      567,568      108,009
LONG-TERM INVESTMENT.....................................     43,238           --           --
GOODWILL AND OTHER ASSETS................................    199,710      192,366       14,902
                                                           ---------    ---------      -------
                                                           1,828,449    1,735,672      160,658
                                                           =========    =========      =======
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities.................     88,485       42,583       34,963
Unearned revenue.........................................      1,325          925          676
Current portion of long-term debt........................      1,204        6,203        3,746
                                                           ---------    ---------      -------
                                                              91,014       49,711       39,385
LONG-TERM UNEARNED REVENUE...............................      1,080        1,219        1,356
LONG-TERM DEBT...........................................    853,123      781,447       57,028
FUTURE INCOME TAXES......................................         --       28,200           --
                                                           ---------    ---------      -------
                                                             945,217      860,577       97,769
                                                           ---------    ---------      -------
SHAREHOLDERS' EQUITY
SHARE CAPITAL AND OTHER EQUITY ITEMS.....................    971,468      937,550       88,035
DEFICIT..................................................    (88,236)     (62,455)     (25,146)
                                                           ---------    ---------      -------
                                                             883,232      875,095       62,889
                                                           ---------    ---------      -------
                                                           1,828,449    1,735,672      160,658
                                                           =========    =========      =======

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)

                        (thousands of Canadian dollars)

                                                                  FOR THE THREE MONTHS ENDED,
                                                             -------------------------------------
                                                             JUNE 30,    MARCH 31,    DECEMBER 31,
                                                               2000        2000           1999
                                                             --------    ---------    ------------
                                                                $            $             $
REVENUE....................................................   25,558       13,259         2,267
COST OF SALES..............................................   17,415       10,553         2,138
                                                             -------      -------       -------
                                                               8,143        2,706           129
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES...............   30,984       20,286        10,788
                                                             -------      -------       -------
                                                             (22,841)     (17,580)      (10,659)
AMORTIZATION...............................................   15,447        6,169         1,198
INTEREST AND FINANCING CHARGES.............................   14,488       13,237           141
                                                             -------      -------       -------
LOSS BEFORE INCOME TAXES...................................  (52,776)     (36,986)      (11,998)
PROVISION FOR INCOME TAXES.................................  (26,995)         323            66
                                                             -------      -------       -------
LOSS FOR THE PERIOD........................................  (25,781)     (37,309)      (12,064)
DEFICIT -- BEGINNING OF PERIOD.............................  (62,455)     (25,146)      (13,082)
                                                             -------      -------       -------
DEFICIT -- END OF PERIOD...................................  (88,236)     (62,455)      (25,146)
                                                             =======      =======       =======
LOSS PER SHARE.............................................    (0.22)       (0.90)        (0.54)
                                                             =======      =======       =======

ITEM 2:

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                          QUARTER ENDED JUNE 30, 2000

OVERVIEW

     We experienced a significant amount of growth this period compared to prior year period, therefore, the analysis of our results of operations on a year to year basis is not useful. Accordingly, we have tailored our discussion to a quarter by quarter comparison in order to provide valuable information.

     During the quarter ended June 30, 2000, we experienced significant growth in our business through the development of our own network and from business acquisitions. Following our business plan, we continue to expand our presence as a nationwide competitive local exchange carrier.

GROUP TELECOM -- OUR RESULTS OF OPERATIONS

Revenue

     Total revenues increased by 93%, from $13 million to $26 million, from March to June 2000, respectively. The increase was driven by strong growth in both our voice and data/private services, as well as, additional customers from the acquisitions of Moffat Communications' competitive access business and Shaw FiberLink.

Cost of Sales

     Total cost of sales increased by 65%, from $11 million to $17 million from March to June 2000, respectively. The increase was related to large growth in revenues for the same period. Gross margin totaled $8 million or 32% of revenues compared with $3 million or 20% of revenues in the previous quarter. As the company expanded its network, gross margin improved due to the migration of off-net voice and data customers to the Group Telecom network. As well, the company was able to serve a higher percentage of new revenue on its own network.

Selling, general and administrative expenses

     Total sales, general and administrative expenses amounted to $31 million for the current quarter compared to $20 million for the previous quarter, representing an increase of 53%. Our growth continues to drive cost increases in several areas such as salaries, rent, advertising and travel. This significant growth will continue as we complete the buildup of our network and sales force.

EBITDA

     Earnings before interest, taxes, depreciation and amortization (EBITDA) related to data, application and voice services for the quarter ended June 30, 2000 was negative $23 million compared to negative $18 million for the previous quarter.

Amortization

     Amortization expenses increased significantly during the current quarter to $16 million compared to $6 million for the previous quarter, representing an increase of 150%. Significant additions to property, plant and equipment in connection with the deployment of our network, and the impact of a full quarter of depreciation and goodwill amortization related to the Shaw and Moffat acquisitions contributed to this increase.

Interest and financing charges

     Interest and financing charges were $14 million for the current quarter compared to $13 million in the previous quarter. This increase was due to a $9 million increase in net interest cost related to the high yield debt and the term loans entered into during the quarter ended March 31, 2000, partially offset by a $7 million non-recurring foreign exchange translation gain related to cash held in US dollars.

Recovery of future income taxes

     Recovery of future income taxes for the quarter amounted to $27 million. This recovery is attributed to the recognition of the tax benefit from operating loss carry-forward to the extent of existing temporary differences arising from the Shaw FiberLink acquisition.

Net loss

     As a result of the above, the net loss for the quarter ended June 30, 2000 was $54 million or $0.46 per share compared to $37 million or $0.90 per share for the quarter ended March 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents decreased during the quarter ended June 30, 2000 based on our operating requirements and due to the following significant cash transactions:

- Partial payment on the asset purchase from Moffat
  Communications............................................  $68 million
- Initial payment to 360networks Inc. for construction of
  dark fiber................................................  $32 million
- Investment in 360networks Inc.............................  $43 million

     During the quarter ended June 30, 2000, we purchased the assets used by Moffat Communications as a competitive access provider. The purchase consisted of $68 million cash and the rights to acquire 1,667,000 Class B non-voting shares with an aggregate value of $32 million. Acquisition costs are estimated to be $3 million. The assets purchased were as follows:

- Property, plant and equipment representing indefeasible
  rights to use constructed fibers..........................  $88 million
- Prepayment for indefeasible right to use fibers to be
  constructed...............................................  $ 8 million
- Property, plant and equipment.............................  $ 7 million

     During the quarter ended June 30, 2000, capital expenditures related to the expansion of our network amounted to $91 million compared to $35 million for the previous quarter, representing an increase of 34%.

GROUP TELECOM WORKING CAPITAL ITEMS

     Increases in accounts receivable were due to growth in sales. Accordingly, our trade receivables increased significantly to $33 million compared to $13 million in March 2000.

     Other items such as prepaid expenses, accounts payable and accrued liabilities increased from March 31 to June 30, 2000. These increases are directly related to the growth of our company as a nationwide competitive local exchange carrier.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 GT GROUP TELECOM INC.
                                    (Registrant)

Date August 3, 2000              By /s/ STEPHEN H. SHOEMAKER
                                    -------------------------------------------
                                                Stephen H. Shoemaker
                                              Executive Vice-President
                                            and Chief Financial Officer